UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

7 October 2022

Pearson plc
("Pearson" or the "Company")

Announcement of share repurchase programme

Pearson plc (the Company) announces that it is to commence the second and final tranche of its £350 million share buyback programme (the Programme).

The first tranche of the Programme, conducted by Citigroup Global Markets Limited, in the sum of £250 million, completed on 5th October 2022. As previously announced, the second tranche of the Programme will be in the sum of £100 million.

The second tranche of the Programme has automatically commenced today, 7th October 2022, following completion of the first tranche, and is anticipated to end on or before 13th December 2022 (the Engagement Period). Purchases may continue during any closed periods of the Company during the Engagement Period.

The Company has entered into an engagement with Morgan Stanley & Co. International plc (the Bank) under which it has issued a non-discretionary irrevocable instruction to the Bank to manage this second tranche of the share buyback programme. The Bank will carry out the instruction through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. The Bank will make trading decisions in relation to the Company's ordinary shares repurchased under the buyback programme independently of, and uninfluenced by, the Company.

Any acquisitions of its ordinary shares by the Company will be effected within certain pre-set parameters set out in the Bank's engagement letter, and in accordance with the Company's AGM authority to repurchase ordinary shares (at the AGM in 2022, shareholders gave the Company authority to purchase a maximum of 75,727,045 ordinary shares), Chapter 12 of the Financial Conduct Authority's Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU as it forms part of retained EU law in the UK (as defined in the EU (Withdrawal) Act 2018) and will be discontinued in the event that the Company ceases to have necessary general authority to repurchase ordinary shares.

The sole purpose of the Programme is to reduce the capital of the Company. As such, the Company will cancel any ordinary shares purchased.

For the avoidance of doubt, no repurchases will be made in respect of the Company's American Depositary Receipts.

The Bank may undertake transactions in the Company's ordinary shares during the Engagement Period in order to manage its market exposure under the Programme.

ENDS

Contacts
Investor Relations	Jo Russell	+44 (0) 7785 451 266
Teneo	Charles Armitstead	+44 (0) 7703 330 269

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 October 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary